Filed by Plains Exploration & Production Company Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Nuevo Energy Company Commission File No: 001-10537

The following press release was made by Plains Exploration & Production Company on May 6, 2004:

Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, TX 77002

NEWS RELEASE

Contact:	Scott D. Winters

Director – Investor Relations

(832) 239-6190 or (800) 934-6083

FOR IMMEDIATE RELEASE

PLAINS EXPLORATION REPORTS 2004 FIRST QUARTER RESULTS

Houston, Texas – May 6, 2004 – Plains Exploration & Production Company (NYSE: PXP) (“PXP” or the “Company”) today reported first quarter 2004 net income of $10.4 million, or $0.26 per diluted share compared to net income of $20.9 million, or $0.86 per diluted share for the first quarter of 2003. Net income in the first quarter of 2003 includes an after-tax $12.3 million ($0.51 per diluted share) credit related to the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.” Net cash provided by operating activities before changes in related assets and liabilities increased to $47.2 million for the quarter compared to $20.1 million a year earlier.

General and administrative expense in the first quarter of 2004 includes $2.7 million of severance costs and a $10.6 million non-cash charge attributable to outstanding stock appreciation rights (“SARS”). The SARS charge reduced after tax net income by $6.4 million ($0.16 per diluted share). Accounting for SARS requires that we record an expense or credit to the income statement depending on whether, during the period, our stock price either rose or fell, respectively. Accordingly, since our stock price at March 31, 2004 was $18.64 as compared to $15.39 on December 31, 2003 the Company recorded a non-cash expense. In the first quarter of 2004 PXP made cash payments of $4.3 million for SARS that were exercised during the period.

Oil production volumes were essentially flat compared to the first quarter of 2003 at 24.1 thousand barrels per day while gas production increased from 8.1 million cubic feet (MMcf) per day to 81.4 MMcf per day in 2004. On a barrel of oil equivalent basis (MBOED) production volumes increased 47% to 37.7 (MBOE) per day in the first quarter of 2004, compared to 25.6 MBOE/day in the 2003 period. The increase in gas production is primarily attributable to the acquisition of 3TEC Energy in the second quarter of 2003.

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The Company’s average realized price, which is net of location and quality differentials and the impact of hedges, was $27.04 per BOE for the first quarter of 2004 as compared to $22.38 per BOE for the same period a year ago. Lease operating expenses of $7.49 per BOE included several large workover projects. Unit gross margin increased to $18.04 per BOE in the first quarter of 2004 as compared to $13.26 in 2003.

Long term debt totaled $468 million at March 31, 2004, as compared to $488 million at year end 2003.

Operational Update

Inglewood Deep: In PXP’s Inglewood Field in the Los Angeles Basin, three Deep Inglewood test wells have been drilled to date with a fourth in progress. As previously reported, PXP’s initial 3-D seismic-based test of deeper Miocene aged turbidite sands was successfully completed in February. This initial well began producing February 21, 2004 and continues to flow with cumulative production to date of approximately 45,000 BOE. The two newest Deep Inglewood wells are being completed or tested. Currently, PXP is using one rig but will consider program acceleration later this year. PXP owns a 100% working interest and an 80% to 85% revenue interest in the Inglewood Field.

Point Arguello: The extended reach drilling program for exploitation of the eastern half of the P-0451 lease is on schedule to start in late May. Final modifications and necessary safety and engineering inspections of the drilling rig are complete. Initial mobilization of ancillary drilling equipment and installation on the Point Arguello unit Platform Hidalgo is currently underway. PXP’s working interest is 52.6% and its revenue interest is 43.9%.

Breton Sound: PXP continued exploitation activities in the greater Breton Sound area in the first quarter and thus far into the second quarter with five gross wells spud to date in 2004. Two wells were successfully completed and the remaining three were dry holes. PXP operated all five wells with an approximate 56% working interest and 42% income interest. Overall success rate in the program area since inception is 17 discoveries in 23 attempts. Two new greater Breton Sound area wells are expected to spud later this month. No currently drilled wells are waiting on pipeline connection. PXP net current production from the greater Breton Sound area is 6,950 EBPD. PXP expects to continue Breton Sound area exploitation through-out 2004 generally utilizing one to two rigs with occasional periods of greater or lesser activity as rigs suitable to the particular prospect and location water depth move in and out.

East Texas: In PXP’s core East Texas Cotton Valley Sand development area, a total of 12 new wells have spud thus far in 2004. Seven new wells have been completed and placed on sales. Total initial production from those seven wells is 6,900 gross MCFD (1,600 net EBPD). PXP began the year with over 100 identified Cotton Valley development locations with about 40 planned for drilling in 2004.

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Proposed Acquisition of Nuevo Energy Company

As previously announced, PXP has entered into a definitive agreement to acquire Nuevo Energy in a stock for stock transaction valued at approximately $1.0 billion, based on PXP’s closing price on March 31, 2004. The stockholder meetings to vote on the transaction have been scheduled for May 14, 2004.

The Company will host a conference call to discuss the quarterly results and forward-looking items at 10:00 a.m. Central on Thursday, May 6, 2004. Investors wishing to participate may dial 1-877-692-2588 or international: 1-973-582-2745. The replay will be available through 5/20/04 and can be accessed by dialing 1-877-519-4471 or international: 1-973-341-3080, Replay ID: 4722080.

PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, and offshore California in the Point Arguello unit, East Texas and the Gulf Coast region of the United States. PXP is headquartered in Houston, Texas.

Forward Looking Statement and Investor Notices

Additional Information & Forward Looking Statement

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ combination and strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	reliability of reserve and production estimates,

•	production expense,

•	future financial performance, and

•	other matters discussed in PXP’s and Nuevo’s filings with the SEC.

These statements are based on certain assumptions made by the Company based on its experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, variability in the price received for oil and gas production, lack of availability of oil field

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goods and services, environmental risks, drilling and production risks, risks related to offshore operations, particularly in California, and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

ON MARCH 12, 2004, PXP AND NUEVO FILED A JOINT PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE PROPOSED ACQUISITION BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING PXP, NUEVO AND THE ACQUISITION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY PXP AND NUEVO WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (832) 239-6000, E-MAIL: JPANKEY@PLAINSXP.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. INFORMATION REGARDING SUCH PERSONS AND A DESCRIPTION OF THEIR INTERESTS IN THE ACQUISITION IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4.

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Plains Exploration & Production Company

Consolidated Statements of Income

(amounts in thousands, except per share data)

	Three Months Ended March 31,
	2004	2003
Revenues
Oil sales	$49,271	$47,427
Gas sales	43,454	4,104
Other operating revenues	236	207

	92,961	51,738

Costs and Expenses
Lease operating expenses	25,680	19,978
Production and ad valorem taxes	3,973	1,035
Gathering and transportation expenses	1,196	—
General and administrative
G&A excluding SARS	9,531	4,439
Stock appreciation rights	10,561	(1,363)
Depletion, depreciation, amortization and accretion	16,567	8,305

	67,508	32,394

Income from Operations	25,453	19,344
Other Income (Expense)
Interest expense	(6,930)	(4,856)
Gain (loss) on derivatives	(1,565)	—
Interest and other income (expense)	262	33

Income Before Income Taxes and Cumulative Effect of Accounting Change	17,220	14,521
Income tax expense
Current	(188)	(1,181)
Deferred	(6,634)	(4,737)

Income Before Cumulative Effect of Accounting Change	10,398	8,603
Cumulative effect of accounting change, net of tax	—	12,324

Net Income	$10,398	$20,927

Earnings per Share
Basic
Income before cumulative effect of accounting change	$0.26	$0.36
Cumulative effect of accounting change	—	0.51

Net income	$0.26	$0.87

Diluted
Income before cumulative effect of accounting change	$0.26	$0.35
Cumulative effect of accounting change	—	0.51

Net income	$0.26	$0.86

Weighted Average Shares Outstanding
Basic	40,247	24,015
Diluted	40,488	24,225

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Plains Exploration & Production Company

Operating Data

	Three Months Ended March 31,
	2004	2003
Total Period Production
Oil and Liquids (MBbls)	2,195	2,181
Gas (MMcf)	7,404	729
MBOE	3,429	2,303
Average Daily Production
Oil and Liquids (Bbls)	24,121	24,237
Gas (Mcf)	81,363	8,099
BOE	37,681	25,587
Unit Economics (in dollars)
Average Oil & Liquids Sales Price ($/Bbl)
Average NYMEX	$35.16	$33.80
Hedging revenue (expense)	(8.67)	(7.94)
Differential	(4.04)	(4.11)

Net realized price	$22.45	$21.75

Average Gas Sales Price ($/Mcf)
Average NYMEX	$5.72	$5.69
Hedging revenue (expense)	0.14	—
Differential	0.01	(0.06)

Net realized price	$5.87	$5.63

Average realized price per BOE	$27.04	$22.38
Lease operating expenses per BOE	(7.49)	(8.67)
Production and ad valorem taxes per BOE	(1.16)	(0.45)
Gathering and transportation per BOE	(0.35)	—

Gross margin per BOE	18.04	13.26
G&A per BOE
G&A excluding item below	(2.78)	(1.93)
Stock appreciation rights	(3.08)	0.59

Gross profit per BOE	$12.18	$11.92

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Plains Exploration & Production Company

Consolidated Balance Sheets

(thousands of dollars)

	March 31, 2004	December 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$1,985	$1,377
Accounts receivable	53,641	50,611
Inventories	4,359	5,318
Other current assets	2,108	3,019

	62,093	60,325

Properties and Equipment
Oil and natural gas properties—full cost method	1,146,267	1,137,960
Other property and equipment	4,960	4,939

	1,151,227	1,142,899
Less-accumulated depletion, depreciation and amortization	(201,179)	(186,004)

	950,048	956,895

Goodwill	145,046	147,251

Other Assets	19,497	19,641

	$1,176,684	$1,184,112

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and other current liabilities	$54,368	$64,212
Commodity hedging contracts	75,609	55,123
Royalties payable	16,879	19,080
Stock appreciation rights	21,025	16,049
Interest payable	6,296	622

	174,177	155,086

Long-Term Debt	467,862	487,906

Asset Retirement Obligation	30,447	33,235

Other Long-Term Liabilities	58,162	32,194

Deferred Income Taxes	108,938	121,435

Stockholders’ Equity
Common stock	403	403
Additional paid-in capital	324,563	322,856
Retained earnings	81,964	71,566
Accumulated other comprehensive income	(69,519)	(40,439)
Treasury stock	(313)	(130)

	337,098	354,256

	$1,176,684	$1,184,112

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Plains Exploration & Production Company

Consolidated Statements of Cash Flows

(thousands of dollars)

	Three Months Ended March 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,398	$20,927
Items not affecting cash flows from operating activities
Depreciation, depletion, amortization and accretion	16,567	8,305
Deferred income taxes	6,634	4,737
Cumulative effect of adoption of accounting change	—	(12,324)
Loss on derivatives	557	—
Noncash compensation	13,071	(1,632)
Other noncash items	(44)	59
Changes in assets and liabilities from operating activities	(16,801)	(2,045)

Net cash provided by operating activities	30,382	18,027

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition, exploration, development and other costs	(32,105)	(12,768)
Proceeds from property sales	22,732	—
Other	(218)	(2,372)

Net cash used in investing activities	(9,591)	(15,140)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in long-term debt	(20,000)	(3,300)
Other	(183)	387

Net cash provided by (used in) financing activities	(20,183)	(2,913)

Net increase (decrease) in cash and cash equivalents	608	(26)
Cash and cash equivalents, beginning of period	1,377	1,028

Cash and cash equivalents, end of period	$1,985	$1,002

Reconciliation of non-GAAP measure:
Net cash provided by operating activities	$30,382	$18,027
Changes in assets and liabilities from operating activities	16,801	2,045

Net cash provided by operating activities before changes in assets and liabilities from operating activities	$47,183	$20,072

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